The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Subject to Completion, dated July 7, 2003

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-102531

Prospectus Supplement

(To Prospectus dated January 22, 2003)

$200,000,000

                  % Notes due 2013

Interest payable                                  and

Issue price: %

The notes will mature on                     , 2013. Interest on the notes will accrue from                     , 2003 and the first interest payment date will be                               . We may redeem the notes, in whole or in part, at any time prior to maturity at the redemption price described in this prospectus supplement.

See “Risk Factors” beginning on page 3 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Discounts and	Proceeds to
	public	commissions	Buckeye Partners

Per Note	%	%	%

Total	$	$	$

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about                     , 2003.

JPMorgan

Citigroup

SunTrust Robinson Humphrey

UBS Investment Bank

BNP PARIBAS

Fleet Securities, Inc.

                      , 2003

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and includes information about us. The second part is the accompanying prospectus, which gives more general information about the debt securities we may offer from time to time. Generally, when we refer to the prospectus, we are referring to both parts of this document combined, some of which may not apply to the notes. In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any additional information. If you receive any other information, you should not rely on it. Any statement contained in this prospectus supplement will be deemed to modify and supercede any previous statement contained or incorporated by reference in the accompanying prospectus.

This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to buy, the notes offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any distribution of notes pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement.

Table of contents

Prospectus supplement

Prospectus

Summary

This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, as described under the heading “Where You Can Find More Information” in the accompanying prospectus. To fully understand this offering, you should read all these documents.

Unless specified otherwise or the context otherwise indicates, as used in this prospectus supplement and the accompanying prospectus, the terms “Buckeye Partners,” “we,” “us” and “our” refer to Buckeye Partners, L.P. and its subsidiaries.

Buckeye Partners, L.P.

General

Buckeye Partners, L.P. is a Delaware limited partnership engaged in the transportation of refined petroleum products primarily serving the northeastern and midwestern United States. Limited partnership interests in Buckeye Partners are represented by publicly traded units and the limited partners are referred to as unitholders. We conduct all of our operations through four operating subsidiaries. These operating subsidiaries are Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P. and Buckeye Pipe Line Holdings, L.P. We own approximately a 99% limited partnership interest in each of the operating subsidiaries.

Our general partner

Buckeye Pipe Line Company serves as our general partner. Buckeye Pipe Line Company owns approximately a 1% general partnership interest in us and approximately a 1% general partnership interest in each of our operating subsidiaries, for an effective 2% interest in us. Buckeye Pipe Line Company is controlled by Glenmoor Ltd. Glenmoor is owned by certain directors and members of senior management of Buckeye Pipe Line Company and trusts for the benefit of their families and by certain other management employees.

Our business

We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 3,800 miles of pipeline serving 12 states. We also operate, through wholly owned subsidiaries, approximately 1,400 miles of pipeline under agreements with major oil and chemical companies, as well as 15 refined petroleum products terminals in Illinois, Indiana, Michigan, New York, Ohio and Pennsylvania.

Our underground pipelines service approximately 90 delivery locations. We transport refined petroleum products including gasoline, turbine fuel, diesel fuel, heating oil, and kerosene from major supply sources to terminals and airports located within major end-use markets. We also transport other refined products, such as propane and butane, refinery feedstocks and blending components. Transportation service is typically provided on a common carrier basis under published tariffs for our customers. Our geographical diversity, connections to multiple sources of supply and extensive delivery system have created a strong base business. We are not affiliated with oil companies and do not own the petroleum products that we transport.

Our four operating subsidiaries are:

• Buckeye Pipe Line Company, L.P., which owns a 2,909-mile common-carrier refined products pipeline serving major population centers in nine states. It is the primary turbine fuel provider to JFK, LaGuardia, Newark, Pittsburgh, and Detroit airports.

• Laurel Pipe Line Company, L.P., which owns a 345-mile intrastate common-carrier refined products pipeline connecting Philadelphia refineries to delivery points across Pennsylvania.

• Everglades Pipe Line Company, L.P., which owns a 37-mile pipeline connecting Port Everglades to the Ft. Lauderdale and Miami airports.

• Buckeye Pipe Line Holdings, L.P., which, through various subsidiary entities, provides bulk storage services for refined petroleum products, owns pipelines in the Midwest and West Coast, operates pipelines in the Gulf Coast and holds a minority stock interest in a Midwest products pipeline.

Our strategy

Our objective is to increase the value of our limited and general partnership interests by consistently increasing our cash flow and, accordingly, distributions to our unitholders. Our business strategy to accomplish these goals is to:

• Own and operate high-quality distribution assets in our areas of operation;

• Increase throughput on our pipeline systems that have additional capacity;

• Expand our existing pipeline and terminal systems to facilitate customer-generated growth;

• Maintain and enhance the integrity of our pipeline and terminal systems;

• Continue our focus on customer service so as to remain the incremental provider of choice in the markets we serve; and

• Acquire selective strategic pipelines, terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets.

We continually evaluate new acquisition opportunities. We seek to acquire pipeline and terminal assets that are contiguous with or adjacent to our existing pipeline and terminal systems. Since 1999, we have invested approximately $175 million in acquisitions of various pipeline and terminaling businesses and major capital expansion projects. In recent years, major independent and integrated oil and gas companies have sold midstream assets, continuing the trend of rationalization of the energy infrastructure in the United States. We expect this trend will continue and believe we are well positioned to participate in these opportunities.

Our competitive strengths

We believe the following competitive strengths position us to successfully execute our business strategy:

• Common carrier status. We provide transportation services at posted tariffs, generally without long-term contracts or alliances with major refiners and marketers of petroleum. This provides needed flexibility to meet changing customer needs and allows us to maximize product throughput.

• Effective cost controls. We have extensively upgraded our operating systems and procedures to improve efficiencies and control costs. Recent improvements include an upgrade of our SCADA (Supervisory Control and Data Acquisition) and automation systems designed to provide more centralized control of our pipeline operations in order to reduce field expenses. In addition, we have implemented an enterprise asset management information system designed to reduce general and administrative expenses.

• Strategic location of our terminal operations. Because we own and operate terminal and storage facilities in strategic locations, we can promote higher levels of overall throughput and incrementally increase pipeline volumes.

• Financial flexibility to continue to pursue expansion and acquisition opportunities. We believe we have significant resources to finance strategic expansion and acquisition opportunities, including our ability to issue additional debt and equity securities and to borrow under our bank credit facilities. We currently have an investment grade rating from Standard & Poor’s and Moody’s. Upon completion of this offering, the availability under our revolving credit facilities will be approximately $362.1 million.

• Alignment of employee and management interests with those of our unitholders. Our general partner provides compensation and benefits to our executive management team without reimbursement from Buckeye Partners. Our Partnership Agreement provides that our general partner is primarily compensated through the right to receive incentive compensation payments based upon the level of cash distributions paid to our unitholders. As a result, we believe our general partner’s interest is aligned with the interests of our limited partners, and our executive management team has a strong financial incentive to manage our business so as to increase the level of cash distributions paid to our unitholders. In addition, we have established an employee stock ownership plan through which our employees own approximately 9% of our outstanding units, which allows them to participate directly in our overall success.

Our address is 5002 Buckeye Road, Emmaus, Pennsylvania 18049, and our telephone number is (484) 232-4000.

The offering

Issuer	Buckeye Partners, L.P.

Securities offered	$200,000,000 initial aggregate principal amount of % Notes due 2013.

Maturity date	, 2013.

Interest payment dates	and of each year, commencing .

Redemption	At the issuer’s option, any or all of the notes may be redeemed, in whole or in part, at any time, at the redemption prices described under “Description of the notes — Optional redemption” in this prospectus supplement.

Ranking	The notes:

• will be senior unsecured indebtedness of the issuer, ranking equally in right of payment with all of its existing and future unsubordinated debt;

• will be non-recourse to the general partner of the issuer;

• will be senior in right of payment to any future subordinated debt of the issuer;

• will be effectively junior to any secured debt of the issuer to the extent of the collateral securing such debt; and

• will be junior to all existing and future debt and other liabilities of the issuer’s subsidiaries.

Upon the sale of the notes and the application of the proceeds therefrom as described under “Use of proceeds,” the issuer’s subsidiaries will have outstanding approximately $240 million of unsecured debt, which will rank effectively senior to the notes. The notes will not be guaranteed by any subsidiaries of the issuer.

Covenants	The notes will be issued under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens;

• engage in sale/leaseback transactions; or

• merge or consolidate with another entity or sell substantially all of our assets to another entity.

Use of proceeds	We will receive net proceeds from this offering of approximately $ million, which we intend to use to repay outstanding indebtedness incurred under our credit facility and to fund capital expenditures and acquisitions, as further described under “Use of proceeds.”

Further issuances	The issuer may create and issue further notes ranking equally and ratably with the notes offered by this prospectus supplement in all respects, so that such further notes will be consolidated and form a single series with the notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise.

Risk factors

Investing in the notes involves risks. You should carefully consider the information under the caption “Risk Factors” and all other information in the accompanying prospectus before investing in the notes.

Summary selected historical financial and operating data

We have derived the summary historical financial and operating data as of and for each of the years ended December 31, 2000, 2001 and 2002 from our audited financial statements and related notes. We have derived the summary historical financial and operating data as of March 31, 2002 and 2003, and for the three-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2002, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
(in thousands, except
per unit and per barrel data)	2000	2001	2002	2002	2003

Statement of income data:
Revenues	$208,632	$232,397	$247,345	$56,891	$65,827
Operating income	91,475	98,331	102,362	22,047	24,804
Income from continuing operations	64,467	69,402	71,902	14,425	16,727
Net income[1]	96,331	69,402	71,902	14,425	16,727
Earnings per partnership unit from continuing operations— assuming dilution	$2.38	$2.55	$2.64	$0.53	$0.60
Earnings per partnership unit— assuming dilution	$3.55	$2.55	$2.64	$0.53	$0.60
Balance sheet data (end of period):
Total assets	$712,812	$807,560	$856,171	$807,560	$857,644
Total debt	283,000	373,000	405,000	383,000	350,000
Partners’ capital	349,382	352,896	357,432	350,458	416,789
Cash flow data:
Net cash provided from continuing operations	$74,695	$80,998	$93,095	$7,316	$15,834
Capital expenditures	40,267	36,667	71,608	5,366	7,220
Acquisition and investment expenditures	20,693	85,551	-	-	-
Distributions to unitholders	64,951	66,464	67,932	16,978	16,997
Cash distributions per partnership unit	$2.400	$2.450	$2.500	$0.625	$0.625
Operating and other data:
Transportation volumes (barrels per day)	1,061.5	1,090.4	1,101.4	1,057.2	1,119.8
Average revenue per barrel shipped (cents per barrel)	50.4	51.9	53.3	52.3	53.2

(1) Net income in 2000 includes earnings from discontinued refining operations of $5,682 and the gain on sale of discontinued refining operations of $26,182.

Use of proceeds

We plan to use the net proceeds from the offering of approximately $          million (after deducting underwriting discounts and commissions and our offering expenses) to fund expansion capital (including our pipeline replacement project) and acquisitions and to repay indebtedness outstanding under our $277.5 million 5-year revolving credit facility with a syndicate of banks. Borrowings under the credit facility bear interest at the bank’s base rate or at a rate based on the London Interbank Offered Rate, or LIBOR, at our option. At June 20, 2003, we had borrowed approximately $117.0 million under our 5-year revolving credit facility at an average weighted LIBOR pricing option rate of 2.11%. The maturity date of this revolving credit facility is September 5, 2006.

Ratio of earnings to fixed charges

The ratio of earnings to fixed charges for each of the periods indicated below and the pro forma ratio of earnings to fixed charges are as follows:

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

Ratio of earnings to fixed charges	3.63	4.43	3.86	4.07	3.79	3.36	3.78
Pro forma ratio of earnings to fixed charges [1]	—	—	—	—	3.15	—	3.03

(1) Assumes the sale of $200,000,000 aggregate principal amount of notes in this offering bearing an interest rate of 4.75%, the net proceeds of which are applied as discussed under “Use of proceeds.”

These computations include us and our operating partnerships and subsidiaries. For these ratios, “earnings” means the sum of the following:

• pre-tax income from continuing operations; and

• interest on indebtedness.

The term “fixed charges” means the sum of the following:

• interest on indebtedness;

• capitalized interest; and

• a portion of rents representative of the interest factor.

Capitalization

The following table sets forth, as of March 31, 2003, our consolidated capitalization on a historical basis and as adjusted to give effect to the issuance of notes in this offering and the application of the net proceeds of this offering as described in “Use of proceeds.” For a discussion of the application of the proceeds of this offering, see “Use of proceeds.” This table should be read in conjunction with our condensed consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2003

(in thousands)	Actual	As Adjusted

Long-term debt:
Borrowings under revolving credit facilities	$110,000	—
Buckeye Pipe Line Company, L.P. $240,000,000
Senior Notes due 2024	240,000	$240,000
% Notes due 2013	—	200,000

Total long-term debt	350,000	440,000

Partners’ capital	416,789	416,789

Total capitalization	$766,789	$856,789

Selected historical financial and operating data

We have derived the summary historical financial and operating data as of and for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 from our audited financial statements and related notes. We have derived the summary historical financial and operating data as of March 31, 2002 and 2003, and for the three-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2002, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

						Three Months
						Ended
						March 31,
	Year Ended December 31,					(unaudited)
(in thousands, except
for per unit and per barrel data)	1998	1999	2000	2001	2002	2002	2003

Statement of income data:
Revenues	$184,477	$200,828	$208,632	$232,397	$247,345	$56,891	$65,827
Operating income[1]	74,358	95,936	91,475	98,331	102,362	22,047	24,804
Income from continuing operations	52,007	71,101	64,467	69,402	71,902	14,425	16,727
Net income[2]	52,007	76,283	96,331	69,402	71,902	14,425	16,727
Earnings per partnership unit from continuing operations – assuming dilution	$1.92	$2.62	$2.38	$2.55	$2.64	$0.53	$0.60
Earnings per partnership unit – assuming dilution	$1.92	$2.81	$3.55	$2.55	$2.64	$0.53	$0.60
Balance sheet data (end of period):
Total assets	$618,099	$661,078	$712,812	$807,560	$856,171	$807,560	$857,644
Total debt	240,000	266,000	283,000	373,000	405,000	383,000	350,000
Partners’ capital	298,485	316,989	349,382	352,896	357,432	350,458	416,789
Cash flow data:
Net cash provided from continuing operations	$81,214	$84,614	$74,695	$80,998	$93,095	$7,316	$15,834
Capital expenditures	22,750	26,731	40,267	36,667	71,608	5,366	7,220
Acquisition and investment expenditures	—	19,487	20,693	85,551	—	—	—
Distributions to unitholders	56,666	58,757	64,951	66,464	67,932	16,978	16,997
Cash distributions per partnership unit	$2.100	$2.180	$2.400	$2.450	$2.500	$0.625	$0.625
Operating and other data:
Transportation volumes (Barrels per day)	1,031.2	1,056.1	1,061.5	1,090.4	1,101.4	1,057.2	1,119.8
Average revenue per barrel shipped (cents per barrel)	48.8	50.1	50.4	51.9	53.3	52.3	53.2

(1)	Operating income for 1999 includes a one-time property tax expense reduction of $11.0 million following the settlement of a real property tax dispute with the City and State of New York.

(2)	Net income in 1999 and 2000 includes earnings from discontinued refining operations of $5,182 and $5,682, respectively, and, in 2000, the gain on sale of discontinued refining operations of $26,182.

Business

Overview

We are a master limited partnership organized in 1986 under the laws of the state of Delaware. Our principal line of business is the transportation of refined petroleum products for major integrated oil companies, large refined product marketing companies and major end users of petroleum products on a fee basis through facilities that we own and operate.

We conduct all of our operations through four operating subsidiaries. These operating subsidiaries are Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P. and Buckeye Pipe Line Holdings, L.P. We sometimes refer to each of these entities in this prospectus supplement as an Operating Partnership and collectively as the Operating Partnerships. We own approximately a 99% limited partner interest in each of the Operating Partnerships. Buckeye Pipe Line Company, a Delaware corporation, serves as our general partner. Buckeye Pipe Line Company owns approximately a 1% general partnership interest in us and approximately a 1% general partnership interest in each Operating Partnership, for an effective aggregate 2% interest in us. Our Operating Partnerships in turn conduct certain operations through subsidiary entities.

We are one of the largest independent pipeline common carriers of refined petroleum products in the United States, with approximately 3,800 miles of pipeline serving 12 states. Our four operating subsidiaries are:

          • Buckeye Pipe Line Company, which owns a 2,909-mile common-carrier refined products pipeline serving major population centers in nine states. It is the primary turbine fuel provider to JFK, LaGuardia, Newark, Pittsburgh, and Detroit airports.

          • Laurel Pipe Line Company, which owns a 345-mile intrastate common-carrier refined products pipeline connecting Philadelphia refineries to delivery points across Pennsylvania.

          • Everglades Pipe Line, which owns a 37-mile pipeline connecting Port Everglades to the Ft. Lauderdale and Miami airports.

          • Buckeye Pipe Line Holdings, which, through facilities it owns in Taylor, Michigan, provides bulk storage service with an aggregate capacity of 260,000 barrels of refined petroleum products. In addition, through subsidiaries, Buckeye Holdings owns or operates a number of other related assets. These subsidiaries or investments include:

•	Norco Pipe Line Company, LLC, which owns a 482-mile refined products pipeline in Indiana, Illinois and Ohio.

•	Buckeye Terminals, LLC, which has facilities located in New York, Pennsylvania, Ohio, Indiana and Illinois and provides bulk storage services with an aggregate capacity of 5,078,000 barrels of refined petroleum products.

•	Buckeye Gulf Coast Pipe Lines, L.P., which is a contract operator of pipelines owned by major chemical companies in the Gulf Coast area. Buckeye Gulf Coast also provides engineering and construction management services to major chemical companies in the Gulf Coast area.

•	WesPac Pipeline-Reno Ltd. and WesPac Pipeline-San Diego Ltd., which provide turbine fuel transportation services to the Reno/ Tahoe International Airport through a 3.0-mile pipeline, and to the San Diego International Airport through a 4.3-mile pipeline, respectively. Buckeye Holdings owns a 75% stake in each of WesPac Pipeline-Reno and WesPac Pipeline-San Diego.

•	West Shore Pipeline Company, which owns and operates a pipeline system that originates in the Chicago, Illinois area and extends north and west to Green Bay, Wisconsin and Madison, Wisconsin. Buckeye Holdings owns an 18.52% stake in West Shore.

The following chart depicts a summary of our organization and ownership structure as of the date of this prospectus supplement:

GLENMOOR,LTD.
Employee Stock Ownership Plan ("ESOP")
PUBLIC HOLDERS OF L.P. UNITS
100%
100%
90% L.P. Interest
9% L.P. Interest
BUCKEYE MANAGEMENT COMPANY (Delaware Corporation)
BUCKEYE PIPELINE SERVICES COMPANY (Employees)
BUCKEYE PARTNERS, L.P. (Delaware Limited Partnership)
99% L.P. Interest
100%
BUCKEYE PIPE LINE COMPANY (Delaware Corporation)
Services Agreement
BUCKEYE PIPE LINE COMPANY, L.P. (Delaware Limited Partnership)
1% G.P. Interest
LAUREL PIPE LINE COMPANY, L.P. (Delaware Limited Partnership)
1% G.P. Interest
EVERGLADES PIPE LINE COMPANY, L.P. (Delaware Limited Partnership)
BUCKEYE PIPE LINE HOLDINGS, L.P. (Delaware Limited Partnership)

Refined products transportation

We receive petroleum products from refineries, connecting pipelines and marine terminals, and transport those products to other locations. In 2000, 2001 and 2002, refined petroleum products transportation accounted for 93%, 89% and 86% of our consolidated revenues, respectively.

We transported an average of approximately 1,101,400 barrels per day of refined products in 2002. The following table shows the average daily volume and percentage of refined petroleum products transported over the last three years.

	Year Ended December 31,[1]

	2000		2001		2002

	Volume	Percent	Volume	Percent	Volume	Percent

Gasoline	526.7	49.6%	540.7	49.6%	556.4	50.5%
Turbine Fuels	270.9	25.5	260.0	23.8	250.9	22.8
Middle Distillates[2]	248.6	23.4	266.8	24.5	265.4	24.1
Other Products	15.3	1.5	22.9	2.1	28.7	2.6

Total	1,061.5	100.0%	1,090.4	100.0%	1,101.4	100.0%

(1) Volumes are expressed in thousands of barrels per day. Excludes local product transfers.
(2) Includes diesel fuel, heating oil, kerosene and other middle distillates.

We provide service in the following states: Pennsylvania, New York, New Jersey, Indiana, Ohio, Michigan, Illinois, Connecticut, Massachusetts, Texas, Nevada, California and Florida.

Pennsylvania—New York—New Jersey

Buckeye Pipe Line serves major population centers in the states of Pennsylvania, New York and New Jersey through 943 miles of pipeline. Refined petroleum products are received at Linden, New Jersey from approximately 17 major source points. Products are then transported through two lines from Linden to Allentown, Pennsylvania. From Allentown, the pipeline continues west, through a connection with Laurel Pipe Line to Pittsburgh, Pennsylvania (serving Reading, Harrisburg, Altoona/ Johnstown and Pittsburgh) and north through eastern Pennsylvania into New York (serving Scranton/ Wilkes-Barre, Binghamton, Syracuse, Utica, Rochester and, via a connecting carrier, Buffalo). Products received at Linden are also transported through one line to Newark International Airport and through two additional lines to J.F. Kennedy International and LaGuardia airports and to commercial bulk terminals at Long Island City and Inwood, New York. These pipelines supply JFK, LaGuardia and Newark airports with substantially all of each airport’s turbine fuel requirements.

Laurel Pipe Line transports refined petroleum products through a 345-mile pipeline extending westward from five refineries in the Philadelphia area to Reading, Harrisburg, Altoona/ Johnstown and Pittsburgh, Pennsylvania.

Indiana—Ohio—Michigan—Illinois

Buckeye Pipe Line and Norco Pipe Line transport refined petroleum products through 2,336 miles of pipeline (of which 246 miles are jointly owned with other pipeline companies) in southern Illinois, central Indiana, eastern Michigan, western and northern Ohio and western Pennsylvania. A number of receiving lines and delivery lines connect to a central corridor which runs from Lima, Ohio, through Toledo, Ohio to Detroit, Michigan. Products are received at East

Chicago, Indiana; Robinson, Illinois; and at refinery and other pipeline connection points near Detroit, Toledo and Lima. Major market areas served include Peoria, Illinois; Huntington/ Fort Wayne, Indianapolis and South Bend, Indiana; Bay City, Detroit and Flint, Michigan; Cleveland, Columbus, Lima and Toledo, Ohio; and Pittsburgh, Pennsylvania.

Other refined products pipelines

Buckeye Pipe Line serves Connecticut and Massachusetts through 112 miles of pipeline that transport refined products from New Haven, Connecticut to Hartford, Connecticut and Springfield, Massachusetts.

Everglades Pipe Line transports primarily turbine fuel on a 37-mile pipeline from Port Everglades, Florida to Hollywood-Ft. Lauderdale International Airport and Miami International Airport. Everglades Pipe Line supplies Miami International Airport with substantially all of its turbine fuel requirements.

Other business activities

Buckeye Holdings provides bulk storage services through facilities located in Taylor, Michigan that have the capacity to store approximately 260,000 barrels of refined petroleum products. Buckeye Holdings also owns an 18.52% stock interest in West Shore Pipe Line Company. West Shore Pipe Line Company owns and operates a pipeline system that originates in the Chicago, Illinois area and extends north to Green Bay, Wisconsin and west and then north to Madison, Wisconsin. The pipeline system transports refined petroleum products to end-use markets in northern Illinois and Wisconsin. The other stockholders of West Shore are major oil companies. The pipeline is operated under contract by Citgo Pipeline Company.

Buckeye Gulf Coast, a wholly-owned subsidiary of Buckeye Holdings, is a contract operator of pipelines owned by major chemical companies in the state of Texas. Buckeye Gulf Coast currently has ten contracts in place, each with different chemical companies. Buckeye Gulf Coast owns a 16-mile pipeline located in the state of Texas that it leases to a third-party chemical company. Buckeye Gulf Coast also provides engineering and construction management services to major chemical companies in the Gulf Coast area. Subsidiaries of Buckeye Gulf Coast hold an approximate 63% interest in two partnerships that own a 90-mile crude butadiene pipeline which originates at a Shell Chemicals, L.P. facility in Deer Park, Texas and terminates at a chemical plant owned by Sabina Petrochemicals, LLC in Port Arthur, Texas. Two petrochemical companies own the remaining 37% minority interest in the partnerships. The partnerships have entered into a long-term agreement with Sabina Petrochemicals, LLC to provide pipeline transportation throughput services. Separately, Buckeye Gulf Coast entered into an agreement to operate and maintain the pipeline. The pipeline was completed in March 2003.

Buckeye Terminals, a wholly-owned subsidiary of Buckeye Holdings, operates 15 terminals located in New York, Pennsylvania, Ohio, Indiana and Illinois that provide bulk storage and throughput services and have the capacity to store an aggregate of approximately 5,078,000 barrels of refined petroleum products.

WesPac Pipeline-Reno Ltd. owns a 3.0-mile pipeline serving the Reno/ Tahoe International Airport. WesPac Pipeline-San Diego Ltd. owns a 4.3-mile pipeline serving the San Diego International Airport. Both of these pipelines transport turbine fuel. Each of these WesPac entities is a joint venture between Buckeye Holdings and Kealine Partners in which Buckeye Holdings owns a 75% ownership interest. We also provided $8.6 million in secured debt financing to the WesPac entities as of May 31, 2003.

Description of the notes

The following description of the particular terms of the notes supplements the general description of the debt securities included in the accompanying prospectus. You should review this description together with the description of the debt securities included in the accompanying prospectus. To the extent this description is inconsistent with the description in the accompanying prospectus, this description will control and replace the inconsistent description in the accompanying prospectus. As used in this description, the terms “we”, “us” and “our” refer to Buckeye Partners, L.P., and not to any of our subsidiaries or affiliates.

We will issue the notes under an indenture to be dated                     , 2003 (as amended and supplemented from time to time, including a supplement setting forth the terms of the notes), between us and SunTrust Bank, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. You may request copies of the indenture from us as set forth under “Where You Can Find More Information” in the accompanying prospectus. Capitalized terms defined in the accompanying prospectus and the indenture have the same meanings when used in this prospectus supplement.

General description of the notes

The notes will be:

• our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated indebtedness;

• non-recourse to our general partner;

• senior in right of payment to any of our future subordinated debt;

• effectively junior to any of our secured debt to the extent of the collateral securing such debt; and

• effectively junior to all existing and future debt and other liabilities of our subsidiaries, including our operating partnerships. Upon the sale of the notes and the application of the proceeds therefrom as described under “Use of proceeds,” our subsidiaries will have outstanding approximately $240 million of unsecured debt, which will rank effectively senior to the notes. The notes will not be guaranteed by any of our subsidiaries. See “Risk Factors—The debt securities are junior to our operating partnerships’ debt” in the accompanying prospectus.

The notes will not be guaranteed by any of our subsidiaries or affiliates or any other party. The indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more additional series. Except to the extent described below, the indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

Further issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Principal, maturity and interest

We will issue the notes in an initial aggregate principal amount of $200,000,000. The notes will mature on                     , 2013. We will issue the notes in denominations of $1,000 and whole multiples of $1,000.

Interest on the notes will accrue at the annual rate of           % and will be payable semi-annually in arrears on                     and                     of each year, commencing                               . We will make each interest payment to the holders of record on the immediately preceding                     and                     , as the case may be.

Interest on the notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Methods of receiving payments on the notes

We will make payments on the notes at the office or agency of the paying agent within the City and State of New York unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders.

Optional redemption

The notes will be redeemable, in whole or in part, at our option at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of the notes, and (b) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus                     basis points plus, in each case, accrued interest to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (a) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (a) J.P. Morgan Securities Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer; and (b) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the notes to be redeemed.

In the event that less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption in the manner as the trustee shall deem appropriate and fair. However, no note with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

Paying agent and registrar for the notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we or any of our subsidiaries may act as paying agent or registrar. However, we will at all times, maintain an office or agency in The City of New York where the notes may be presented for payment and where we will be required to make such payment in the event of such presentation.

Additional event of default

With respect to the notes, the occurrence of any of the following events shall, in addition to the other events or circumstances described in “Events of Default” in the accompanying prospectus, constitute an Event of Default: default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of us or any of our Subsidiaries (or the payment of which is guaranteed by us or any of our Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of issuance of any notes, if (a) that default (x) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a “Payment Default”), or (y) results in the acceleration of the maturity of such Indebtedness to a date prior to its originally stated maturity, and, (b) in each case described in clauses (x) or (y) above, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more.

Covenants

The discussions under “Limitations on Liens” and “Limitations on Sale-Leasebacks” set forth in “Description of Debt Securities” in the accompanying prospectus will not be applicable to the notes and are replaced in their entirety with the following:

Limitations on liens

We will not, nor will we permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any Capital Interests (as defined below) of any Restricted Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any debt of us or any other Person (other than the securities issued under the indenture), without in any such case making effective provision whereby all of the securities outstanding under the indenture shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

(1) Permitted Liens (as defined below);

(2) any lien upon any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

(4) any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

(5) any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such Person becomes a Restricted Subsidiary;

(6) any lien upon any property or assets of us or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which we or the applicable Restricted Subsidiary have not exhausted our or its appellate rights;

(8) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of us and our Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(9) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of us or any Restricted Subsidiary.

Notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of us or any Person other than the securities issued under the indenture, that is not excepted by clauses (1) through (9), inclusive, above without securing the securities issued under the indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

“Capital Interests” means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

          (1) all current liabilities excluding:

• any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

• current maturities of long-term debt.

and

(2) the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Issue Date” means with respect to any series of securities issued under the indenture the date on which securities of that series are initially issued under the indenture.

“Material Adverse Effect” means:

(1) an impairment of the operation by us and our Restricted Subsidiaries of the pipeline systems of us and our Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by us and our Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of us or any of our Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

(2) a material decline in the financial condition or results of operations or business prospects of us and our Restricted Subsidiaries, taken as a whole: or

(3) an inability of us to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

“Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4) liens of taxes and assessments which are:

• for the then current year,

• not at the time delinquent, or

• delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of us or any Restricted Subsidiary;

(10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing debt of us or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding securities under the indenture (including the securities issued under the indenture) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the indenture (including the securities issued under the indenture), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Restricted Subsidiary in connection therewith;

(13) liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(15) any lien or privilege vested in any grantor, lessor or licensor or permittor or for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses; franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

(16) defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined below);

(17) easements, exceptions or reservations in any property of us or any of our Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

(18) rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of us or any of our Restricted Subsidiaries or to use any such property; provided, that we or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that we or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

(19) any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

(20) liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, we or any of our Restricted Subsidiaries are not in default in any material obligation (except that we or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means, whether owned or leased on the date of the indenture or thereafter acquired:

(1) any pipeline assets of us or any Subsidiary of us, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

(2) any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary of us that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

• any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

• any such assets, plant or terminal which, in the good faith opinion of the board of directors of our General Partner, is not material in relation to the activities of us or of us and our Subsidiaries (as defined below), taken as a whole.

“Restricted Subsidiary” shall mean the subsidiaries of us identified on Exhibit A of the indenture as well as any Subsidiary of us formed after the date of the indenture that has not been designated by the board of directors of our General Partner, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). We may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

“Sale-Leaseback Transaction” means the sale or transfer by us or any Subsidiary of us of any Principal Property to a Person (other than us or a Subsidiary of us) and the taking back by us or any Subsidiary, as the case may be, of a lease of such Principal Property.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

(2) in the case of a partnership, more than 50% of the partners’ equity interests, considering all partners’ equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

“Unrestricted Subsidiary” shall mean the subsidiaries of us identified on Exhibit A of the indenture as well as any Subsidiary of us formed after the date of the indenture that has been designated by the board of directors of our General Partner as an “Unrestricted Subsidiary” at the time of its creation or acquisition; provided that no debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by us or any Restricted Subsidiary, nor may any asset of us or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

Limitations on sale-leasebacks

We will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) the Attributable Indebtedness from that Sale-Leaseback Transaction is an amount equal to or less than the amount we or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the securities issued under the indenture; or

(4) we or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of us or any Subsidiary of us, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of us or its Subsidiaries.

Notwithstanding the foregoing, we may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the securities issued under the indenture) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

“Funded Debt” means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Pari Passu Debt” means any Funded Debt of us, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the securities issued under the indenture.

Concerning the trustee

SunTrust Bank will act as indenture trustee, authenticating agent, security registrar and paying agent with respect to the notes.

Tax considerations

The tax consequences to you of an investment in our notes will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with the purchase, ownership and disposition of the notes, please read “United States Federal Income Tax Consequences” beginning on page 20 of the accompanying prospectus. You should consult your own tax advisor about the federal, foreign, state and local tax consequences peculiar to your circumstances.

Change in Backup Withholding Rate. The federal backup withholding rate described in “United States Federal Income Tax Consequences – Backup Withholding and Information Reporting” in the attached prospectus has been reduced by the Jobs and Growth Tax Relief Reconciliation Act of 2003, or the 2003 Act, to 28% with respect to payments made in 2003 and thereafter until 2010.

Change in Capital Gains Tax Rate. Under the provisions of the 2003 Act, capital gain of a non-corporate United States holder, described in “United States Federal Income Tax Consequences— Purchase, Sale and Retirement of the Debt Securities” in the attached prospectus, that is recognized prior to January 1, 2009 is generally taxed at a maximum rate of 15% for capital assets held for more than one year. Holders should consult their own tax advisors with respect to the provisions of the 2003 Act.

Underwriting

Subject to the terms and conditions in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Principal Amount
Underwriter	of Notes

J.P. Morgan Securities Inc.	$
Citigroup Global Markets Inc.
SunTrust Capital Markets, Inc.
UBS Securities LLC
BNP Paribas Securities Corp.
Fleet Securities, Inc.

Total	$

The underwriting agreement provides that the underwriters will purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to           % of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to           % of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that we will:

• pay our expenses related to the offering, which we estimate will be $300,000; and

• indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, some of the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking, corporate trust or investment banking transactions with us and our affiliates. Certain of the underwriters are affiliates of lenders under our revolving credit facilities. As described in “Use of proceeds”, a portion of the proceeds from this offering will be used to repay the amounts outstanding under our revolving credit facility. The lenders under our revolving credit facility include NASD members or their affiliates. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8) and Rule 2720. However, because the notes are investment-grade rated by one or more nationally recognized statistical rating agencies, compliance with the NASD’s rule only requires the disclosure set forth in this paragraph.

Legal matters

The validity of notes being offered and sold in this offering is being passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

Experts

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph as to the Partnership’s change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$300,000,000

BUCKEYE PARTNERS, L.P.

Debt Securities

       We, Buckeye Partners, L.P., may offer debt securities from time to time. This prospectus describes the general terms of, and the general manner in which we will offer, these securities. The specific manner in which we will offer the debt securities will be included in a supplement to this prospectus.

      Our limited partnership units are listed on the New York Stock Exchange under the symbol “BPL.” On January 22, 2003, the closing price of the limited partnership units on the New York Stock Exchange was $38.15 per unit.

       Investing in the debt securities involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2003

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      We also provide information to the New York Stock Exchange because our limited partnership units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10002.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2001;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002;

•	our current reports on Form 8-K dated October 3, 2002, October 15, 2002 and November 1, 2002; and

•	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

      The financial statements contained in the above-referenced Form 10-K and Forms 10-Q should be read in conjunction with the financial statements contained in the above-referenced Form 8-K dated October 15, 2002.

      If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Buckeye Partners, L.P.
5 Radnor Corporate Center
Suite 500
100 Matsonford Road
Radnor, PA 19087
(484) 232-4000
Attention: Investor Relations

      You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and the accompanying prospectus supplement. We are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and the accompanying prospectus supplement is accurate only as of the date of this prospectus and the date of the accompanying prospectus supplement, regardless of the time of delivery of this prospectus and any accompanying prospectus supplement or any sales of the securities. In this prospectus and any accompanying prospectus supplement, the terms “Partnership,” “we,” “us” and “our” refer to Buckeye Partners, L.P.

RISK FACTORS

      Before you invest in our debt securities, you should be aware that there are various risks in such an investment, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before purchasing our securities.

Risks Inherent to our Business

Changes in petroleum demand and distribution may adversely affect our business

      Demand for the service provided by our operating partnerships depends upon the demand for petroleum products in the regions served. Prevailing economic conditions, price and weather affect the demand for petroleum products. Changes in transportation and travel patterns in the areas served by our pipelines also affect the demand for petroleum products because a substantial portion of the refined petroleum products transported by our pipelines is ultimately used as fuel for motor vehicles and aircraft. If these factors result in a decline in demand for petroleum products, the business of our operating partnerships would be particularly susceptible to adverse effects because they operate without the benefit of either exclusive franchises from government entities or long term contracts.

      Energy conservation, changing sources of supply, structural changes in the oil industry and new energy technologies also could adversely affect our business. We cannot predict or control the effect of each of these factors on us or our operating partnerships.

Our operating partnership’s rate structure is subject to regulation and change by the Federal Energy Regulatory Commission

      Buckeye Pipe Line Company, L.P., one of our operating partnerships, is an interstate common carrier regulated by the Federal Energy Regulatory Commission, or FERC, under the Interstate Commerce Act and the Department of Energy Organization Act. Buckeye Pipe Line Company, L.P. presently is authorized to charge rates set by market forces, subject to limitations, rather than by reference to costs historically incurred by the pipeline, in 15 regions and metropolitan areas.

      The Buckeye program is an exception to the generic oil pipeline regulations the FERC issued under the Energy Policy Act of 1992. The generic rules rely primarily on an index methodology that allows a pipeline to change its rates in accordance with an index that the FERC believes reflects cost changes appropriate for application to pipeline rates. In the alternative, a pipeline is allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market.

      The Buckeye rate program was reevaluated by the FERC in July 2000, and was allowed to continue with no material changes. We cannot predict the impact, if any, that a change in the FERC’s method of regulating Buckeye Pipe Line Company, L.P. would have on our operations, financial condition or results of operations.

Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes

      In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership’s cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. Because corporations are taxpaying entities, income taxes are generally allowed to be included as a corporate cost-of-service. While we currently do not use the cost-of-service methodology to support our rates, these decisions might adversely affect us should we elect in the future to use the cost-of-service methodology or should we be required to use that methodology to defend our rates if challenged by our customers. This could put us at a competitive disadvantage.

Environmental regulation may impose significant costs and liabilities on us

      Our operating partnerships are subject to federal, state and local laws and regulations relating to the protection of the environment. Risks of substantial environmental-related liabilities are inherent in pipeline operations, and we cannot assure you that the operating partnerships will not incur material environmental liabilities. Additionally, our costs could increase significantly and we could face substantial liabilities, if, among other developments:

•	environmental laws, regulations and enforcement policies become more rigorous; or

•	claims for property damage or personal injury resulting from the operations of the operating partnerships are filed.

Department of Transportation regulations may impose significant costs and liabilities on us

      The operating partnerships’ pipeline operations are subject to regulation by the Department of Transportation. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines, which, in the event of a leak or failure, could affect populated areas, unusually sensitive environmental areas, or commercially navigable waterways. In response to these regulations, the operating partnerships conduct pipeline integrity tests on an ongoing and regular basis. Depending on the results of these integrity tests, the operating partnerships could incur significant and unexpected capital and operating expenditures, not accounted for in anticipated capital or operating budgets, in order to repair such pipelines to ensure their continued safe and reliable operation.

Terrorist attacks could adversely affect our business

      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale. Since the September 11 attacks, the United States government has issued warnings that energy assets, specifically our nation’s pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, refineries or terminals, could have a material adverse effect on our business.

We may experience difficulty in renewing our current insurance policies on acceptable terms and with adequate coverages

      Our operating partnerships operations are currently covered by property, casualty, workers’ compensation and environmental insurance policies. Future terrorist attacks may make it difficult or impossible for us to obtain replacement policies on the same terms, and providing the same scope of coverage, as our current policies, in particular with respect to losses resulting from acts of war or terrorism, or from environmental liabilities. If a material uninsured loss or a loss in excess of insured limits should occur, our results of operations would be adversely affected.

Competition could adversely affect our operating results

      Generally, pipelines are the lowest cost method for long-haul overland movement of refined petroleum products. Therefore, our most significant competitors for large volume shipments are other existing pipelines, many of which are owned and operated by major integrated oil companies. In addition, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with us in particular locations.

      We compete with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and Ohio.

      Trucks competitively deliver product in a number of areas that we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas that we serve. The availability of truck transportation places a significant competitive constraint on our ability to increase our operating partnerships’ tariff rates.

      Privately arranged exchanges of product between marketers in different locations are an increasing but non-quantified form of competition. Generally, these exchanges reduce both parties’ costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

We are a holding company and depend entirely on our operating partnerships’ distributions to service our debt obligations and pay cash distributions to our unitholders

      We are a holding company with no material operations. If we do not receive cash distributions from our operating partnerships, we will not be able to meet our debt service obligations or to make cash distributions to our unitholders. Among other things, this would adversely affect the market price of our limited partnership units. We are currently bound by the terms of a revolving credit facility which prohibits us from making distributions to our unitholders if a default under the credit facility exists at the time of the distribution or would result from the distribution. Our operating partnerships may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating partnership’s ability to make distributions to us.

We may not be successful in growing through acquisitions or integrating acquired businesses

      Part of our business strategy includes acquiring additional businesses that will allow us to increase distributions to unitholders. We believe that we can profitably combine the operations of acquired businesses with our existing operations. However, unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Successful business combinations require management and other personnel to devote significant amounts of time to integrating the acquired business with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. We cannot guarantee that we will be able to identify attractive acquisition candidates in the future, or that we will be able to acquire targeted businesses on economically acceptable terms or successfully integrate them into our existing operations and make cost saving changes.

The debt securities are junior to our operating partnerships’ debt

      The debt securities will be issued by the parent partnership and will be structurally subordinated to the claims of our operating partnerships’ creditors. Holders of the debt securities will not be creditors of our operating partnerships. The claims to the assets of our operating partnerships derive from our own partnership interests in those operating partnerships. Claims of our operating partnerships’ creditors will generally have priority as to the assets of our operating partnerships over our own partnership interest claims and will therefore have priority over the holders of our debt, including the debt securities. Our operating partnerships’ creditors may include:

•	general creditors;

•	trade creditors;

•	secured creditors;

•	taxing authorities; and

•	creditors holding guarantees.

      As of January, 10, 2003, Buckeye Pipe Line Company, L.P. had debt of approximately $240 million outstanding under its senior notes and the Partnership had approximately $165 million outstanding under its revolving credit facility, with approximately $197 million available to borrow under that facility. The debt under both agreements is senior to the debt securities.

Risks Relating to Partnership Structure

Our general partner and its affiliates may have conflicts with our partnership

      The directors and officers of the general partner and its affiliates have fiduciary duties to manage the general partner in a manner that is beneficial to its stockholder. At the same time, the general partner has fiduciary duties to manage our partnership in a manner that is beneficial to our partnership. Therefore, the general partner’s duties to us may conflict with the duties of its officers and directors to its stockholder.

      Such conflicts may arise from, among others, the following factors:

•	decisions by our general partner regarding the amount and timing of our cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to our general partner;

•	under our partnership agreement we reimburse the general partner for the costs of managing and operating the partnership; and

•	under our partnership agreement, it is not a breach of our general partner’s fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

Our partnership agreement limits the liability of our general partner

      Our general partner owes fiduciary duties to our unitholders. Provisions of our partnership agreement and the partnership agreements for each of the operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith which do not involve gross negligence or willful misconduct. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates.

FORWARD-LOOKING STATEMENTS

      Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

•	price trends and overall demand for refined petroleum products in the United States in general and in our service areas in particular. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands;

•	changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or FERC regulation of our tariff rates;

•	liability for environmental claims;

•	security issues affecting our assets, including, among others, potential damage to our assets caused by acts of war or terrorism;

•	unanticipated capital expenditures and operating expenses to repair or replace our assets;

•	availability and cost of insurance on our assets and operations;

•	our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;

•	expansion in the operations of our competitors;

•	our ability to integrate any acquired operations into our existing operations;

•	shut-downs or cutbacks at major refineries that use our services;

•	deterioration in our labor relations;

•	changes in real property tax assessments;

•	disruptions to the air travel system; and

•	interest rate fluctuations and other capital market conditions.

      When considering forward-looking statements, you should keep in mind the risk factors referred to elsewhere in this prospectus. The events described in our risk factors could cause our actual results to differ materially from those contained in any forward-looking statement.

      You should consider the above information when reading any forward-looking statements in:

•	this prospectus;

•	documents incorporated in this prospectus by reference;

•	reports that we file with the SEC;

•	our press releases; or

•	oral statements made by us or any of our officers or other persons acting on our behalf.

THE PARTNERSHIP

      We provide pipeline transportation service for refined petroleum products. We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volume delivered, with approximately 3,800 miles of pipeline serving 12 states. We also operate, through wholly owned subsidiaries, approximately 1,200 miles of pipelines under agreement with major oil and chemical companies, as well as 14 refined petroleum products terminals. We conduct all of our operations through four subsidiary operating limited partnerships. We own approximately a 99% limited partnership interest in each of the operating partnerships. As part of our business strategy, we are pursuing acquisitions of additional businesses that will increase cash flow in order to increase distributions to unitholders.

      We are a Delaware limited partnership formed in 1986. Limited partnership interests in Buckeye Partners are represented by publicly traded limited partnership units and the limited partners are unitholders.

      Our sole general partner and the sole general partner and manager of each of the operating partnerships is Buckeye Pipe Line Company. Buckeye Pipe Line Company owns approximately a 1% general partnership interest in each of our operating partnerships and in Buckeye Partners, for an effective 2% interest in the Partnership.

      Our principal executive offices are located at 5 Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087, telephone (484) 232-4000. Our website may be accessed at www.buckeye.com. Neither the contents of our website, nor of any other website that may be accessed from our website, are incorporated in this prospectus.

USE OF PROCEEDS

      We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

					Three Months Ended
Twelve Months Ended December 31,					September 30,

1997	1998	1999	2000	2001	2001	2002

1.24	3.63	4.43	3.86	4.07	3.86	3.75

      These computations include us and our operating partnerships and subsidiaries. For these ratios, “earnings” is the amount resulting from adding the following items:

•	pre-tax income from continuing operations;

•	portion of rents representative of the interest factor; and

•	interest on indebtedness.

      The term “fixed charges” means the sum of the following:

•	interest on indebtedness;

•	capitalized interest; and

•	a portion of rents representative of the interest factor.

DESCRIPTION OF DEBT SECURITIES

      The Debt Securities will be:

•	our direct unsecured general obligations; and

•	issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Such indentures are referred to herein as the Indenture.

      We have summarized selected provisions of the Indenture below. The form of the Indenture has been filed as an exhibit to the registration statement. You should read the Indenture for provisions that may be important to you, because the Indenture, and not this description, governs your rights as a holder of Debt Securities. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

      A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal amount which will be payable if the maturity of the Debt Securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the dates on which the principal of the Debt Securities will be payable;

•	the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

•	any changes to or additional Events of Default or covenants; and

•	any other terms of the Debt Securities.

No Limitation on Amount of Debt Securities

      The Indenture does not limit the amount of Debt Securities that may be issued. The Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Registration of Notes

      Debt Securities of a series may be issued in certificated or global form. (Sections 2.01 & 2.02)

Denominations

      The prospectus supplement for each issuance of Debt Securities will state whether the securities will be issued in amounts other than $1,000 each or multiples thereof.

No Personal Liability of General Partner

      Our general partner and its directors, officers, employees and stockholder will not have any liability for our obligations under the Indenture or the Debt Securities. Each holder of Debt Securities by accepting a Debt Security waives and releases our general partner and its directors, officers, employees and stockholder from all such liability. (Section 1.15) The waiver and release are part of the consideration for the issuance of the Debt Securities.

Consolidation, Merger or Sale

      We will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indenture, which includes the following requirements:

•	the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring partnership or corporation assumes our obligations under the Indenture; and

•	immediately after giving effect to the transaction no Event of Default exists.

      The remaining or acquiring partnership or corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under the Indenture with the same effect as if the successor had been named originally as the Partnership. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under the Indenture and under the Debt Securities. (Sections 8.01 & 8.02)

Modification of the Indenture

      Under the Indenture, generally, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. Buckeye Partners, L.P. and the Trustee may amend the Indenture without the consent of any holder of the Debt Securities to make technical changes, such as:

•	correcting errors;

•	providing for a successor trustee;

•	qualifying the Indenture under the Trust Indenture Act; or

•	adding provisions relating to a particular series of Debt Securities. (Sections 9.01 & 9.02)

Events of Default

      “Event of Default” when used in an Indenture, will mean any of the following:

•	failure to pay the principal of or any premium on any Debt Security when due;

•	failure to pay interest on any Debt Security for 30 days;

•	failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

•	failure to pay when due principal of or interest on debt greater than $100 million of the Partnership or any Subsidiary or acceleration of such debt;

•	specific events in bankruptcy, insolvency or reorganization of the Partnership or its subsidiaries; or

•	any other Event of Default included in the Indenture or a supplemental indenture. (Section 5.01)

      An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders. (Section 6.02)

      If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities outstanding of that series may declare the entire principal of and accrued and unpaid interest, if any, on all the Debt Securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 5.02)

      Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity or security satisfactory to the Trustee. (Section 6.03) If they provide this satisfactory indemnification or security, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities unless contrary to law. (Section 5.12)

Limitations on Liens

      The Indenture provides that the Partnership will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary (if such Restricted Subsidiary is a corporation) owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Debt Securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

(1) Permitted Liens (as defined below);

(2) any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

(4) any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Partnership or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

(5) any lien upon any property or assets of a person existing thereon at the time such person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

(6) any lien upon any property or assets of the Partnership or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which the Partnership or the applicable Restricted Subsidiary has not exhausted its appellate rights;

(8) liens arising in connection with Sale-Leaseback Transactions (as defined below) permitted under the Indenture as described below;

(9) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (8) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension,renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(10) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Restricted Subsidiary.

      Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person other than the Debt Securities, that is not excepted by clauses (1) through (9), inclusive, above without securing the Debt Securities issued under the Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 10.06)

      “Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities excluding:

•	any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

•	current maturities of long-term debt.

      and

(2) the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership’s most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

      “Issue Date” means with respect to any series of Debt Securities issued under either Indenture the date on which Debt Securities of that series are initially issued under that Indenture.

      “Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4) liens of taxes and assessments which are:

•	for the then current year,

•	not at the time delinquent, or

•	delinquent but the validity of which is being contested at the time by the Partnership or any Restricted Subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by the Partnership or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of the Partnership or any Restricted Subsidiary;

(10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing debt of the Partnership or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the Debt Securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the Debt Securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Restricted Subsidiary in connection therewith;

(13) liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(15) any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses; franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

(16) defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined below);

(17) easements, exceptions or reservations in any property of the Partnership or any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

(18) rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of the Partnership or any of its Restricted Subsidiaries or to use any such property; provided, that the Partnership or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

(19) any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

(20) liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, the Partnership or any of its Restricted Subsidiaries is not in default in any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

      “Material Adverse Effect” means:

(1) an impairment of the operation by the Partnership and its Restricted Subsidiaries of the pipeline systems of the Partnership and its Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by the Partnership and its Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of the Partnership or any of its Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

(2) a material decline in the financial condition or results of operations or business prospects of the Partnership and its Restricted Subsidiaries, taken as a whole; or

(3) an inability of the Partnership to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

      “Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

      “Principal Property” means, whether owned or leased on the date of the Indenture or thereafter acquired:

(1) any pipeline assets of the Partnership or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

(2) any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

•	any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

•	any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries (as defined below), taken as a whole.

      “Restricted Subsidiary” shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has not been designated by the Board of Directors, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). The Partnership may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

      “Sale-Leaseback Transaction” means the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a Person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property.

      “Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

(2) in the case of a partnership, more than 50% of the partners’ equity interests, considering all partners’ equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

      “Unrestricted Subsidiary” shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has been designated by the Board of Directors as an “Unrestricted Subsidiary” at the time of its creation or acquisition; provided that no Debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by the Partnership or any Restricted Subsidiary, nor may any asset of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

      Limitations on Sale-Leasebacks. The Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) the Attributable Indebtedness (as defined below) from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the Debt Securities; or

(4) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of the Partnership or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

      Notwithstanding the foregoing, under the Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the Debt Securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 10.07)

      “Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

      “Funded Debt” means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

      “Pari Passu Debt” means any Funded Debt of the Partnership, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the Debt Securities.

Payment and Transfer

      Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indenture or any prospectus supplement. Other forms of payment relating to the Debt Securities will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07)

      Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05)

Discharging Our Obligations

      We may choose to either discharge our obligations on the Debt Securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the Debt Securities of any series in a covenant defeasance. We may do so at any time after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If we choose the legal defeasance option, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities, replacement of lost, stolen, destroyed or mutilated Debt Securities, conversion or exchange of Debt Securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 13.02)

      We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

•	we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

•	we may not have a default on the Debt Securities discharged on the date of deposit;

•	the discharge may not violate any of our agreements; and

•	the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940. (Section 13.03)

Book Entry, Delivery and Form

      The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

      Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

      Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant’s accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

      According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

      DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

      We will wire principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

      Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

      We will name the trustee for each Indenture in the applicable prospectus supplement.

      Resignation or Removal of Trustee. Under the Indenture and the Trust Indenture Act of 1939, as amended, governing Trustee conflicts of interest, any uncured Event of Default with respect to any series of Debt Securities will force the Trustee to resign as trustee under the Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with its terms and conditions.

      The Trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series. (Section 6.10)

      Limitations on Trustee if it is Our Creditor. The Indenture contains limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. (Section 6.13)

      Certificates to Be Furnished to Trustee. The Indenture provides that, in addition to other certificates that may be specifically required by other provisions of the Indenture, every application by us for action by the Trustee shall be accompanied by an officers’ certificate stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 1.02)

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      In the opinion of Morgan, Lewis & Bockius LLP, our special tax counsel, the following discussion is an accurate summary of the material United States federal income tax consequences of owning certain debt securities we are offering. The material United States federal income tax consequences of owning the debt securities described below under — Taxation of Debt Securities — United States Holders — Other Debt Securities will be described in the applicable prospectus supplement. The following summary applies to you only if you hold your securities as capital assets for tax purposes and does not deal with special situations. For example, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns securities that are a hedge or that are hedged against interest rate or currency risks;

•	a person that owns securities as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

      The discussion below is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. The discussion set forth below assumes that the debt securities issued under this prospectus constitute debt for United States federal income tax purposes. If any debt security did not constitute debt for United States federal income tax purposes, the tax consequences of the ownership of such debt security could differ materially from the tax consequences described herein.

      IF YOU ARE CONSIDERING THE PURCHASE OF ANY DEBT SECURITIES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCE ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Taxation of Debt Securities

      This subsection describes the material United States federal income tax consequences of owning, selling and disposing of the debt securities we are offering, other than the debt securities described below under — United States Holders — Other Debt Securities, which will be described in the applicable prospectus supplement.

     United States Holders

      This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      If you are not a United States holder, this section does not apply to you and you should refer to — United States Alien Holders below.

      Payments of Interest. Except as described below in the case of interest on an original issue discount debt security that is not qualified stated interest, each as defined below under — Original Issue Discount, you will be taxed on any interest on your debt security, whether payable in U.S. dollars or a non-U.S. dollar currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

      Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a non-U.S. dollar currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

      Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a non-U.S. dollar currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

      If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the United States Internal Revenue Service.

      When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your debt security, denominated in, or determined by reference to, a non-U.S. dollar currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

      Original Issue Discount. If you own a debt security, other than a short-term debt security with a term of one year or less, it will be treated as an original issue discount debt security issued at an original issue discount if the amount by which the debt security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a debt security’s issue price will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A debt security’s stated redemption price at maturity is the total of all payments provided by the debt security that are not payments of qualified stated interest. Generally, an interest payment on a debt security is qualified stated interest if it is one of a series of stated interest payments on a debt security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the debt security. There are special rules for variable rate debt securities that are discussed below under — Variable Rate Debt Securities.

      In general, your debt security is not an original issue discount debt security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 0.25 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your debt security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your debt security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the debt security, unless you make the election described below under — Election to Treat All Interest as Original Issue Discount. You can determine the includible amount with respect to each such payment by multiplying the total amount of your debt security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the debt security.

      Generally, if your original issue discount debt security matures more than one year from its date of issue, you must include original issue discount in income before you receive cash attributable to that income. The amount of original issue discount that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of original issue discount in income over the life of your debt security. More specifically, you can calculate the amount of original issue discount that you must include in income by adding the daily portions of original issue discount with respect to your original issue discount debt security for each day during the taxable year or portion of the taxable year that you hold your original issue discount debt security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the original issue discount allocable to that accrual period. You may select an accrual period of any length with respect to your original issue discount debt security and you may vary the length of each accrual period over the term of your original issue discount debt security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the original issue discount debt security must occur on either the first or final day of an accrual period.

      You can determine the amount of original issue discount allocable to an accrual period by:

•	multiplying your original issue discount debt security’s adjusted issue price at the beginning of the accrual period by your debt security’s yield to maturity; and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your debt security allocable to the accrual period.

      You must determine the original issue discount debt security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your original issue discount debt security’s adjusted issue price at the beginning of any accrual period by:

•	adding your original issue discount debt security’s issue price and any accrued original issue discount for each prior accrual period; and then

•	subtracting any payments previously made on your original issue discount debt security that were not qualified stated interest payments.

      If an interval between payments of qualified stated interest on your original issue discount debt security contains more than one accrual period, then, when you determine the amount of original issue discount allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of original issue discount allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

      The amount of original issue discount allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your debt security, other than any payment of qualified stated interest; and

•	your debt security’s adjusted issue price as of the beginning of the final accrual period.

      Acquisition Premium. If you purchase your debt security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your debt security after the purchase date but is greater than the amount of your debt security’s adjusted issue price, as determined above, the excess is acquisition premium. If you do not make the election described below under — Election to Treat All Interest as Original Issue Discount, then you must reduce the daily portions of original issue discount by a fraction equal to:

•	the excess of your adjusted basis in the debt security immediately after purchase over the adjusted issue price of the debt security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the debt security after the purchase date over the debt security’s adjusted issue price.

      Market Discount. You will be treated as if you purchased your debt security, other than a short-term debt security, at a market discount, and your debt security will be a market original issue discount debt security if:

•	you purchase your debt security for less than its issue price as determined above; and

•	the difference between the debt security’s stated redemption price at maturity or, in the case of an original issue discount debt security, the debt security’s revised issue price, and the price you paid for your debt security is equal to or greater than 0.25 percent of your debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. To determine the revised issue price of your debt security for these purposes, you generally add any original issue discount that has accrued on your debt security to its issue price.

      If your debt security’s stated redemption price at maturity or, in the case of an original issue discount debt security, its revised issue price, exceeds the price you paid for the debt security by less than 0.25 percent multiplied by the number of complete years to the debt security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

      You must treat any gain you recognize on the maturity or disposition of your market original issue discount debt security as ordinary income to the extent of the accrued market discount on your debt security. Alternatively, you may elect to include market discount in income currently over the life of your debt security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the United States Internal Revenue Service. If you own a market original issue discount debt security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your debt security in an amount not exceeding the accrued market discount on your debt security until the maturity or disposition of your debt security.

      You will accrue market discount on your market original issue discount debt security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the debt security with respect to which it is made and you may not revoke it.

      Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your debt security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your debt security is attributable to pre-issuance accrued interest;

•	the first stated interest payment on your debt security is to be made within one year of your debt security’s issue date; and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

      If you make this election, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your debt security.

      Debt Securities Subject to Contingencies including Optional Redemption. Your debt security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your debt security by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date; and

•	one of such schedules is significantly more likely than not to occur.

      If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your debt security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

      Notwithstanding the general rules for determining yield and maturity, if your debt security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the debt security under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your debt security; and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your debt security.

      If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your debt security for the purposes of those calculations by using any date on which your debt security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your debt security as the principal amount payable at maturity.

      If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your debt security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of original issue discount, you must redetermine the yield and maturity of your debt security by treating your debt security as having been retired and reissued on the date of the change in circumstances for an amount equal to your debt security’s adjusted issue price on that date.

      Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your debt security using the constant-yield method described above, with the modifications described below. For purposes of this election, interest will include stated interest, original issue discount, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under — Debt Securities Purchased at a Premium.

      If you make this election for your debt security, then, when you apply the constant-yield method:

•	the issue price of your debt security will equal your cost;

•	the issue date of your debt security will be the date you acquired it; and

•	no payments on your debt security will be treated as payments of qualified stated interest.

      Generally, this election will apply only to the debt security for which you make it, however, if the debt security has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market original issue discount debt security, you will be treated as having made the election discussed above under — Market Discount to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a debt security or the deemed elections with respect to amortizable bond premium or market original issue discount debt securities without the consent of the United States Internal Revenue Service.

      Variable Rate Debt Securities. Your debt security will be a variable rate debt security if:

•	your debt security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

1. .015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date; or

2. 15 percent of the total noncontingent principal payments; and

•	your debt security provides for stated interest, compounded or paid at least annually, only at

1. one or more qualified floating rates;

2. a single fixed rate and one or more qualified floating rates;

3. a single objective rate; or

4. a single fixed rate and a single objective rate that is a qualified inverse floating rate.

      Your debt security will have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your debt security is denominated; or

•	the rate is equal to such a rate multiplied by either:

1. a fixed multiple that is greater than 0.65 but not more than 1.35; or

2. a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and

•	the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

      If your debt security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate.

      Your debt security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected to significantly affect the yield on the debt security.

      Your debt security will have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate;

•	the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party; and

•	the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

      Your debt security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your debt security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your debt security’s term.

      An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

      Your debt security will also have a single qualified floating rate or an objective rate if interest on your debt security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the debt security that do not differ by more than 0.25 percentage points; or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

      In general, if your variable rate debt security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your debt security is qualified stated interest. In this case, the amount of original issue discount, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your debt security.

      If your variable rate debt security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and original issue discount accruals on your debt security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate debt security;

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above;

•	determining the amount of qualified stated interest and original issue discount with respect to the equivalent fixed rate debt instrument; and

•	adjusting for actual variable rates during the applicable accrual period.

      When you determine the fixed rate substitute for each variable rate provided under the variable rate debt security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your debt security.

      If your variable rate debt security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and original issue discount accruals by using the method described in the previous paragraph. However, your variable rate debt security will be treated, for purposes of the first three steps of the determination, as if your debt security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate debt security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

      Short-Term Debt Securities. In general, if you are an individual or other cash-basis United States holder of a short-term debt security, you are not required to accrue original issue discount, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue original issue discount on short-term debt securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include original issue discount in income currently, any gain you realize on the sale or retirement of your short-term debt security will be ordinary income to the extent of the accrued original issue discount, which will be determined on a straight-line basis unless you make an election to accrue the original issue discount under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue original issue discount on your short-term debt securities, you will be required to defer deductions for interest on borrowings allocable to your short-term debt securities in an amount not exceeding the deferred income until the deferred income is realized.

      When you determine the amount of original issue discount subject to these rules, you must include all interest payments on your short-term debt security, including stated interest, in your short-term debt security’s stated redemption price at maturity.

      Non-U.S. Dollar Currency Original Issue Discount Debt Securities. If your original issue discount debt security is denominated in, or determined by reference to, a non-U.S. dollar currency, you must determine original issue discount for any accrual period on your original issue discount debt security in the non-U.S. dollar currency and then translate the amount of original issue discount into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described above under — Payments of Interest. You may recognize ordinary income or loss when you receive an amount attributable to original issue discount in connection with a payment of interest or the sale or retirement of your debt security.

      Debt Securities Purchased at a Premium. If you purchase your debt security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your debt security by the amount of amortizable bond premium allocable to that year, based on your debt security’s yield to maturity. If your debt security is denominated in, or determined by reference to, a non-U.S. dollar currency, you will compute your amortizable bond premium in units of the non-U.S. dollar currency and your amortizable bond premium will reduce your interest income in units of the non-U.S. dollar currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your debt security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the United States Internal Revenue Service. See also — Original Issue Discount — Election to Treat All Interest as Original Issue Discount.

      Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security will generally be the U.S. dollar cost, as defined below, of your debt security, adjusted by:

•	adding any original issue discount, market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your debt security; and then

•	subtracting any payments on your debt security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your debt security.

      If you purchase your debt security with non-U.S. dollar currency, the U.S. dollar cost of your debt security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your debt security is traded on an established securities market, as defined in the applicable U.S. Treasury regulations, the U.S. dollar cost of your debt security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

      You will generally recognize gain or loss on the sale or retirement of your debt security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your debt security. If your debt security is sold or retired for an amount in non-U.S. dollar currency, the amount you realize will be the U.S. dollar value of such amount on:

•	the date payment is received, if you are a cash basis taxpayer and the debt securities are not traded on an established securities market, as defined in the applicable Treasury regulations;

•	the date of disposition, if you are an accrual basis taxpayer; or

•	the settlement date for the sale, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the debt securities are traded on an established securities market, as defined in the applicable Treasury regulations.

      You will recognize capital gain or loss when you sell or retire your debt security, except to the extent:

•	described above under — Original Issue Discount, — Short-Term Debt Securities or — Market Discount;

•	attributable to accrued but unpaid interest;

•	the rules governing contingent payment obligations apply; or

•	attributable to changes in exchange rates as described below.

      Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year and 18% where the property is held more than five years.

      You must treat any portion of the gain or loss that you recognize on the sale or retirement of a debt security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

      Exchange of Amounts in Other than U.S. Dollars. If you receive non-U.S. dollar currency as interest on your debt security or on the sale or retirement of your debt security, your tax basis in the non-U.S. dollar currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase non-U.S. dollar currency, you generally will have a tax basis equal to the U.S. dollar value of the non-U.S. dollar currency on the date of your purchase. If you sell or dispose of a non-U.S. dollar currency, including if you use it to purchase debt securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

      Other Debt Securities. The applicable prospectus supplement will discuss the material United States federal income tax rules with respect to contingent non-U.S. dollar currency debt securities, debt securities that may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of [Registrant] or debt or equity securities of one or more third parties, debt warrants, debt securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate debt securities, any renewable and extendible debt securities and any debt securities providing for the periodic payment of principal over the life of the debt security.

      Tax Consequences of Defeasance. We may discharge our obligations under the debt securities as more fully described under Description of Debt Securities — Defeasance above. Such a discharge would generally for United States federal income tax purposes constitute the retirement of the debt securities and the issuance of new obligations. As a result, you would realize gain or loss (if any) on this exchange, which would be recognized subject to certain possible exceptions. Furthermore, following discharge, the debt securities might be subject to withholding, backup withholding and/or information reporting and might be issued with original issue discount.

      Even though federal income tax on the deemed exchange may be imposed on you, you would not receive any cash until the maturity or an earlier redemption of the debt securities, except for any current interest payments.

      Any gain realized would generally not be taxable to United States alien holders under the circumstances outlined below under — United States Alien Holders.

      Under current federal income tax law, a covenant defeasance generally would not be treated as a taxable exchange of the debt securities. You should consult your own tax advisor as to the tax consequences of a defeasance and discharge and a covenant defeasance, including the applicability and effect of tax laws other than the federal income tax law.

United States Alien Holders

      This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a debt security and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

      If you are a United States holder, this section does not apply to you.

      This discussion assumes that the debt security or coupon is not subject to the rules of Section 871(h)(4)(A) of the Internal Revenue Code, relating to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party.

      Under present United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security or coupon:

•	we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest, including original issue discount, to you if, in the case of payments of interest:

1. you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

2. you are not a controlled foreign corporation that is related to us through stock ownership;

3. you are not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

4. the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

a. you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person;

b. in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a person who is not a United States person;

c. the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

ii. a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service); or

iii. a U.S. branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service);

d. the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business:

i. certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you; and

ii. to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form; or

e. the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations.

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your debt security or coupon.

      Further, a debt security or coupon held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death; and

•	the income on the debt security would not have been effectively connected with a U.S. trade or business of the decedent at the same time.

Backup Withholding and Information Reporting

United States Holders

      In general, if you are a non-corporate United States holder, we and other payors are required to report to the United States Internal Revenue Service all payments of principal, any premium and interest on your debt security, and the accrual of original issue discount on an original issue discount debt security. In addition, we and other payors are required to report to the United States Internal Revenue Service any payment of proceeds of the sale of your debt security before maturity within the United States. In general, any payments with respect to debt securities, including payments of original issue discount, made within the United States to you will be subject to backup withholding tax at a rate of 30% (which rate will be reduced periodically to 28% for payments made in 2006) if you are a non-corporate United States person and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the United States Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

      You generally may obtain a refund of any amounts withheld under the U.S. backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

United States Alien Holders

      If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal, premium or interest, including original issue discount; and

•	the payment of the proceeds from the sale of debt securities effected at a United States office of a broker;

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payer or broker:

1. a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person; or

2. other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of debt securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of debt securities that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

      In addition, a sale of debt securities will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes.

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year;

1. one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

2. such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

      If you are subject to backup withholding pursuant to the foregoing, the backup withholding tax rate will be 30% (which will be reduced periodically to 28% for payments made in 2006). You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

PLAN OF DISTRIBUTION

      We may sell the debt securities being offered hereby:

•	directly to purchasers;

•	through agents;

•	through underwriters; and

•	through dealers.

      We, or agents designated by us, may directly solicit, from time to time, offers to purchase the debt securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the debt securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

      If any underwriters are utilized in the sale of the debt securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

      If a dealer is utilized in the sale of the debt securities in respect of which this prospectus is delivered, we will sell those debt securities to the dealer, as principal. The dealer may then resell those debt securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

      The place and time of delivery for the debt securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

      The validity of the debt securities offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Current Report on Form 8-K dated October 15, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.